UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36822

InfraREIT, Inc.

(n/k/a Oncor NTU Holdings Company LLC)

(Exact name of registrant as specified in its charter)

1616 Woodall Rodgers Fwy.

Dallas, Texas 75202

(214) 486-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Oncor NTU Holdings Company LLC, as successor by merger to InfraREIT, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Oncor NTU Holdings Company LLC (as successor by merger to InfraREIT, Inc.)

By: Oncor Electric Delivery Company LLC, its sole member

Date: June 4, 2019	By:	/s/ Kevin R. Fease
Kevin R. Fease
Vice President and Treasurer